CM

06008828

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 192

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES SERVICES NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 TECHNOLOGY DRIVE, SUITE 1
(No. and Street)

KNOXVILLE (City) TN (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL D. HOLLINGSWORTH, PRESIDENT 865-777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY, BEKAERT & HOLLAND, L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 788 (Address) KNOXVILLE (City) TN (State) 37901 (Zip Code)

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/27/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL D. HOLLINGSWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES SERVICES NETWORK, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl D. Hollingsworth
Signature

PRESIDENT
Title

Notary Public

KRISTA L. BROWN
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY

MY COMMISSION EXPIRES 10-1-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 6 Page 8.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Financial Statements, Accompanying
Information and Other Special Reports
for the years ended December 31, 2005 and 2004

Contents

	Page
Independent Auditors' Report	1
Consolidated Statements of Financial Condition	2
Consolidated Statements of Income and Comprehensive Income	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Changes in Stockholder's Equity	5
Notes to Consolidated Financial Statements	6-9
Accompanying Information	
Independent Auditors' Report on Accompanying Information Required by SEC Rule 17a-5	10
Schedule 1 - Consolidated Operating Expenses	11
Schedule 2 - Computation of Net Capital Under Rule 15c3-1	12
Schedule 3 - Schedule of Material Inadequacies - Rule 17a-5(j)	13
Schedule 4 - Reconciliation of Audited Net Capital to Original Filing	14
Schedule 5 - Information Relating to Reserve Requirements Under Rule 15c3-3	15
Schedule 6 - Information Relating to Possession or Control Requirements Under Rule 15c3-3	16
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	17-18

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statements of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, LLP

Knoxville, Tennessee
February 9, 2006

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2005 and 2004

Assets

		2005		2004
Current assets				
Cash	$	785,745	$	794,446
Investments in money markets		7,142,567		4,599,015
Cash deposited with clearing agent		100,000		100,000
Cash and cash equivalents		8,028,312		5,493,461
Accounts receivable, net of allowance for doubtful accounts of $40,000 in 2005 and $50,000 in 2004		922,956		849,431
Advances to related parties		927		2,563
Investments in marketable securities		1,312,628		3,027,970
Prepaid expenses		49,261		48,185
Total current assets		10,314,084		9,421,610
Deferred income tax benefit		146,000		83,500
Long-term investments		-		93,840
	$	10,460,084	$	9,598,950

Liabilities and Stockholder's Equity

		2005		2004
Current liabilities				
Accounts payable	$	432,455	$	361,160
Accounts payable - related parties		636,839		519,903
Accounts payable - clearing firms		130,469		110,006
Commissions payable		1,736,582		1,589,125
Accrued expenses		2,877,938		2,067,644
Accrued income taxes		161,038		98,866
Deferred income		164,921		79,360
Clearing deposits		5,428		5,419
Total current liabilities		6,145,670		4,831,483
Stockholder's equity				
Common stock (no par value). Authorized 2,000 shares; issued and outstanding 1,000 shares		6,000		6,000
Retained earnings		4,308,414		4,761,467
Total stockholder's equity		4,314,414		4,767,467
	$	10,460,084	$	9,598,950

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commission income	$ 39,602,124	$ 36,458,704
Advisory service fees	13,245,989	10,628,057
Securities transaction fees	4,118,036	3,233,038
Conference income	644,441	650,478
Registered representative fees	2,880,517	2,619,060
Miscellaneous income	984,784	659,999
Total revenues	61,475,891	54,249,336
Direct costs		
Commission expense	37,475,903	34,358,785
Advisory service fees expense	13,090,911	10,538,904
Conference expense	283,917	365,022
Trade desk expense	1,342,426	1,220,868
Total direct costs	52,193,157	46,483,579
Gross profit	9,282,734	7,765,757
Operating expenses	6,549,605	5,531,522
Operating income	2,733,129	2,234,235
Other income (expense)		
Interest expense	(701)	(386)
Realized gain on sale of assets	485,003	411,453
Unrealized loss on trading securities	(58,700)	(49,473)
Miscellaneous income	573	207
Interest income	58,677	34,431
Dividend income	165,904	44,752
Other income - net	650,756	440,984
Income before income taxes	3,383,885	2,675,219
Income taxes		
Current expense	279,438	183,507
Deferred benefit	(62,500)	(9,500)
Total income taxes	216,938	174,007
Net income	3,166,947	2,501,212
Other comprehensive income		
Reclassification adjustment for losses included in net income	-	1,980
Comprehensive income	$ 3,166,947	$ 2,503,192

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 3,166,947	$ 2,501,212
Adjustments to reconcile net income to net cash provided by operating activities		
Realized gain on sale of marketable securities	(485,003)	(411,453)
Unrealized loss on trading securities	58,700	49,473
(Increase) decrease in accounts receivable and advances	(71,889)	333,250
(Increase) decrease in prepaid expenses	(1,076)	31,674
Increase in deferred taxes	(62,500)	(9,500)
Increase in accounts payable and accrued expenses	1,018,988	438,024
Increase (decrease) in commissions payable	147,457	(477,406)
Increase (decrease) in deferred income	85,561	(128,226)
Increase in accrued income taxes	62,172	29,943
Increase (decrease) in clearing deposits payable	9	(15,012)
Net cash provided by operating activities	3,919,366	2,341,979
Cash flows used in investing activities		
Purchase of marketable securities	(8,815,645)	(22,343,334)
Proceeds from sales of marketable securities	11,051,130	19,766,647
Net cash provided by (used in) investing activities	2,235,485	(2,576,687)
Cash flows used in financing activities		
Dividend paid	(3,620,000)	(1,500,000)
Net increase (decrease) in cash and cash equivalents	2,534,851	(1,734,708)
Cash and cash equivalents at beginning of year	5,493,461	7,228,169
Cash and cash equivalents at end of year	$ 8,028,312	$ 5,493,461

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity
For the years ended December 31, 2005 and 2004

	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2003	$ 6,000	3,762,235	(1,980)	3,766,255
Dividends paid	-	(1,500,000)	-	(1,500,000)
Net income	-	2,501,212	-	2,501,212
Reclassification adjustment for losses included in net income	-	(1,980)	1,980	-
Balance at December 31, 2004	6,000	4,761,467	-	4,767,467
Dividends paid	-	(3,620,000)	-	(3,620,000)
Net income	-	3,166,947	-	3,166,947
Reclassification adjustment for losses included in net income	-	-	-	-
Balance at December 31, 2005	$ 6,000	$ 4,308,414	$ -	$ 4,314,414

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 1 - Summary of significant accounting policies and nature of operations

The consolidated financial statements include the accounts of the Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, and Network Agency and SSN Advisory, Inc., Tennessee state companies (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers, Inc. (NASD). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE).

The Company grants credit to its customers, substantially all of who are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

- Deferred income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

- Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

- Accounts receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

- Income taxes - Deferred income taxes are recognized for temporary differences between the income tax basis and financial statement basis of assets and liabilities. Such taxes reported resulted from a temporary difference due to a change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes. In 1997, the Company elected to be treated as an S-Corporation for federal income tax purposes. This election also included changing the Company's year-end from January 31 to December 31.

Note 1 - Summary of significant accounting policies (continued)

- Advertising - Advertising costs are expensed as incurred and amounted to $189,957 in 2005 and $89,350 in 2004.

- Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Cash balances

The Company maintains cash balances in one financial institution located in Knoxville, Tennessee. The Federal Deposit Insurance Corporation (FDIC) insures these balances up to $100,000. Deposits in this institution exceeded FDIC coverage by $275,926 at December 31, 2005 and $369,448 at December 31, 2004. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company also had at $697,225 at December 31, 2005 and $677,293 December 31, 2004 deposited in a money market investment account that is insured up to $500,000. Another money market account had $660,452 at December 31, 2005 and $1,201,614 at December 31, 2004 in cash and money market fund that is insured up to $500,000 with an insurance policy to cover the remaining investments. The Company carries an additional account that had $5,884,890 at December 31, 2005 and $2,770,106 at December 31, 2004 in cash and money market fund that is insured up to $100 million.

Note 3 - Investments

The Company's securities investments are bought and held principally for the purpose of selling them in the near term and are therefore classified as trading securities. In 2004, the classification of investments changed from available for sale to trading. Investments in marketable securities consist of U.S. corporate equity securities and asset-backed debt securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

At December 31, 2005 and 2004, the fair value of these securities was $1,312,628 and $3,027,970, respectively. Their cost in 2005 and 2004 was $1,452,870 and $3,083,753, respectively. Realized gains and losses are calculated based on specific identification of the cost of the securities on a trade date basis. The realized gains were $ 485,003 in 2005 and $411,453 in 2004. Results of operations include unrealized losses from trading securities which were $58,700 in 2005 and $49,473 in 2004.

Note 4 - Related party transactions

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

The Company paid Renaissance Capital Corporation, a corporation controlled by the Company's sole shareholder, $48,000 for equipment rental and $129,000 for management services in 2005 and 2004.

Advances to related parties were $927 at December 31, 2005 and $2,563 at December 31, 2004.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $3,389,115 at December 31, 2005 and $3,484,083 at December 31, 2004 and exceeded the capital requirement by $2,979,148 at December 31, 2005 and $3,162,037 at December 31, 2004. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.81 to 1 at December 31, 2005 and 1.39 to 1 at December 31, 2004. The minimum net capital requirements may restrict the payment of dividends.

Note 6 – Liabilities subordinated to claims of creditors

There were no liabilities subordinated to general creditors for the years ended December 31, 2005 and 2004, and there were no changes in liabilities subordinated to general creditors for the years then ended.

Note 7 - Income taxes

Because the Company is an S-Corporation, federal income is taxed to the Company's sole shareholder. Deferred income tax benefits represent the state tax benefit. The deferred income tax benefits are provided for the tax effect of the allowance for doubtful accounts and reserve for legal expenses and settlements. Because of the nature of the asset and liability giving rise to the deferred tax benefit, no valuation allowance has been provided. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $1,388,269 in 2005 and $869,372 in 2004.

Note 8 - Contingencies

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2005, the Company had four pending claims and potential arbitrations alleging violations of NASD rules. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage is adequate to cover all losses.

Note 9 - Supplemental cash flow information

Income taxes paid amounted to $215,155 in 2005 and $156,130 in 2004.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2005 and 2004

Note 10 - Employee retirement plan

The Company established a 401(k) retirement plan for all employees who were employed on the plan's effective date of April 1, 1996. For all other plan years an employee must have completed one year of employment and be at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan in an amount up to 15% of their compensation. The fund's earnings from these contributions are tax-deferred.

The employer's matching contributions are calculated at up to 6% of the employee's compensation and are contributed to the fund on an annual basis. Employer discretionary matching contributions were $166,861 in 2005 and $104,521 in 2004.

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company accrued $204,545 in compensation related to dividends declared in 2005 and payable in 2006 and $89,655 in compensation related to dividends declared in 2004 and payable in 2005. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

Note 11 - Operating lease commitment

On July 23, 1999, the Company entered into operating lease agreements for its office space which was subsequently extended. As of December 31, 2005, future minimum rental payments under the operating leases, which expire November 30, 2007, amounted to the following:

2006	210,000
2007	192,500
	$402,500

Total rental expense amounted to $221,208 in 2005 and $234,323 in 2004.

Note 12 – Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SSN Advisory	SSN Agency Inc.	SSN Agency of Texas	Network Agency, Inc.	Network Agency of Alabama	Network Agency of Ohio	Total
Total assets	25,496	8,264	5,204	10,843	5,319	5,164	60,290
Total Stockholders equity	535	2,465	3,139	(20,362)	676	1,366	(12,181)

The subsidiaries capital is not included in the computation of the Company's net capital.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated financial statements of Securities Service Network, Inc. and Subsidiaries as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated February 9, 2006. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying information on pages 11 through 16 is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements, but includes supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Cherry, Bekaert & Holland, LLP

Knoxville, Tennessee
February 9, 2006

Schedule 1

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Operating Expenses

	2005	2004
Advertising	$ 7,050	$ 3,962
Advisory council	2,283	2,475
Bad debts (recoveries)	(3,202)	4,036
Computer expense	4,724	6,509
Consulting and software support	176,594	115,686
Contributions	10,050	1,650
Dues and subscriptions	6,597	4,431
Education	4,631	31,051
Equipment rental	79,842	79,842
Insurance	211,160	214,457
Legal	992,370	861,803
Management fees	129,000	129,000
Miscellaneous	4,513	849
Office supplies and expense	140,342	161,430
Professional fees	27,127	18,250
Recruiting and advertising	192,038	95,206
Repairs and maintenance	18,668	19,157
Regulatory and registration fees	486,112	396,401
Rent	221,208	234,323
Salaries, wages and other compensation	3,490,723	2,783,480
Supplies - other	3,522	3,663
Taxes and licenses	200,635	205,702
Telephone and utilities	64,827	78,392
Travel and entertainment	78,791	79,767
	$ 6,549,605	$ 5,531,522

Schedule 2

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1

Total stockholder's equity (parent company)	$ 4,332,599
Deductions (non-allowable assets and adjustments)	
Other assets and prepaid expenses	236,487
Petty cash	200
Receivables from non-customers	2,000
Unsecured accounts receivable	307,369
	546,056
Net capital before haircuts on securities positions and undue concentration adjustment	3,786,543
Haircuts on securities	382,708
Undue concentration	14,720
Net capital	$ 3,389,115
Total liabilities	$ 6,149,514
Total aggregate indebtedness	$ 6,149,514
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 409,968
Excess net capital	2,979,147
Net capital	$ 3,389,115
Ratio of aggregate indebtedness to net capital	1.81 to 1

Schedule 3

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Schedule of Material Inadequacies - Rule 17a-5(j)
December 31, 2005

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

Schedule 4

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Reconciliation of Audited Net Capital to Original Filing
December 31, 2005

There are no material differences between the audited net capital and that computed by Securities Service Network, Inc. and included in the Company's unaudited Part II Focus Report filing as of December 31, 2005.

Schedule 5

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Reserve Requirements Under Rule 15c3-3
December 31, 2005

Securities Service Network, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

Schedule 6

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2005

Securities Service Network, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Securities Service Network, Inc. for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, LLP

Knoxville, Tennessee
February 9, 2006